Filed by First Community Financial Partners, Inc.
              pursuant to Rule 425 under the Securities Act of 1933,
                as amended, and deemed filed pursuant to Rule 14a-12
               under the Securities Exchange Act of 1934, as amended

                                                  Subject Companies:
                                             Burr Ridge Bank & Trust
                       First Community Bank of Homer Glen & Lockport
                                  First Community Bank of Plainfield


                               [LOGO]


                       FOR IMMEDIATE RELEASE


August 28, 2012
Joliet, Illinois


On August 27, 2012, First Community Financial Partners, Inc. (OTC:
FCMP) entered into definitive agreements with Burr Ridge Bank and Trust, First Community Bank of Homer Glen & Lockport and First Community Bank of Plainfield, each a non-wholly owned banking subsidiary, to merge the three banks and First Community Bank of Joliet, a wholly owned banking subsidiary, into a consolidated organization to be called First Community Financial Bank. The consolidated organization will be wholly owned by First Community Financial Partners. The four banks will operate under a single charter following the receipt of bank regulatory approval, SEC approval, approval of the shareholders of the banking subsidiaries and certain other closing conditions. The transaction is expected to close in the first quarter of 2013. Each bank will retain its local community bank identity.

The combined First Community Financial Bank charter will have the ability to provide its customers a greater range of products, services and access to expertise than any of the banks could provide individually.

"The merger plan represents the next stage in First Community Financial Partners' evolution as a dynamic financial institution. By taking this step we will be better positioned to pursue our mission of providing superior, community-based financial services," said George Barr, Chairman of the Board, First Community Financial Partners.

Under the terms of the definitive agreements, First Community Financial Partners will acquire all outstanding shares of common stock of the non-wholly owned bank subsidiaries that it does not currently own. The shareholders of the non-wholly owned bank subsidiaries (other than First Community Financial Partners) will receive (a) 2.81 shares of First Community Financial Partners common stock in exchange for each share of common stock of Burr Ridge Bank and Trust, (b) 1.20 shares of First Community Financial Partners common stock in exchange for each share of common stock of First Community Bank of Homer Glen & Lockport, (c) 2.30 shares of First Community Financial Partners common stock in exchange for each share of common stock of First Community Bank of Plainfield and (d) 305.90 shares of First Community Financial Partners common stock in exchange for each share of convertible preferred stock of First Community Bank of Plainfield that it does not currently own. As a result, approximately 4,000,500 new shares of First Community Financial Partners common stock will be issued.
First Community Financial Partners will also issue restricted stock units in exchange for all outstanding options to acquire shares of common stock of each of the non-wholly owned bank subsidiaries.

#####

If you would like more information about this topic, or to schedule an interview with Patrick J. Roe, President & CEO, First Community
Financial Partners, please contact Patrick J. Roe at 815.725.0123 or at proe@fcbankgroup.com.

Stifel Nicolaus Weisel acted as financial adviser to First Community Financial Partners and Schiff Hardin LLP acted as its legal adviser. Monroe Securities, Inc. acted as financial adviser to the non-wholly owned banking and Vedder Price P.C. acted as their legal adviser.

Safe Harbor
-----------
Any statements other than statements of historical facts, including statements about management's beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management's views and assumptions regarding future events and business performance. Words such as "estimate," "believe," "anticipate," "expect," "intend," "plan, "target," "project," "should," "may," "will" and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability of First Community Financial Partners, Inc. (the "Company") to complete the acquisition of the shares of stock of Burr Ridge Bank and Trust, First Community Bank of Homer Glen & Lockport and First Community Bank of Plainfield not owned by the Company (collectively, the "Non-Wholly Owned Banks"), successfully integrate the operations of the Company, the Non-Wholly Owned Banks and First Community Bank of Joliet ("Joliet"), a wholly owned subsidiary of the Company, and realize the synergies from the acquisition, as well as a number of other factors related to the businesses of the Company, the Non-Wholly Owned Banks and Joliet, including various risks to stockholders of not receiving dividends and risks to the Company's ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company's common stock; the amount of debt and the Company's ability to repay or refinance it or incur additional debt in the future; the Company's need for cash to service and repay the debt and to pay dividends on the Company's common stock and preferred stock; risks associated with the Company's possible pursuit of acquisitions; economic conditions in the Company's, Joliet's and the Non-Wholly Owned Bank's service areas; system failures; losses of large customers; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing banking; high costs of regulatory compliance; the impact of legislation and regulatory changes on the banking industry; and liability and compliance costs regarding banking regulations.

Many of these risks are beyond management's ability to control or predict. All forward-looking statements attributable to the Company, Joliet or the Non-Wholly Owned Banks or persons acting on behalf of each of them are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Prospectus/Proxy Statement
--------------------------
This material is not a substitute for the prospectus/proxy statement the Company will file with the Securities and Exchange Commission. INVESTORS IN THE COMPANY OR THE NON-WHOLLY OWNED BANKS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT, WHICH WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS, WHEN IT BECOMES AVAILABLE. The prospectus/proxy statement and other documents which will be filed by the Company with the Securities and Exchange Commission will be available free of charge at the Securities and Exchange Commission's website, www.sec.gov, or by directing a request when such a filing is made to First Community Financial Partners, Inc., 2801 Black Road Joliet, IL 60435, Attention: Glen Stiteley, Corporate Secretary. A final proxy statement will be mailed to the stockholders of the Non-Wholly Owned Banks.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation
------------------
The Non-Wholly Owned Banks and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Non-Wholly Owned Banks will be available in the prospectus/proxy statement when it becomes available.